Mail Stop 3561

June 13, 2007

Mr. Warren G. Lichtenstein
Chief Executive Officer
SP Acquisition Holdings, Inc.
590 Madison Avenue, 32nd Floor
New York, New York 10022

> **Re: SP Acquisition Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2007**
> **File No. 333-142696**

Dear Mr. Lichtenstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2.   We note that the conversion rights are available up to 29.99% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this deviation from the standard conversion feature of SPAC offerings so that investors can understand the company's position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC, and add a risk factor that addresses the impact the greater conversion threshold could have if a business transaction is approved. Please add an additional risk factor at the beginning of the risk factors section discussing the risks associated with the likelihood of decreased trust assets, including the probability that a merger is consummated despite shareholder dissent in excess of what would be permissible for a standard SPAC entity; and additional reliance on debt or equity to fund the business transaction and operations after the transaction.

3.   We note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to greater amounts of conversions than in standard SPAC transactions.

4.   We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 29.99% of the common stock sold in this offering. Please confirm, if true, that it is the company's understanding and intention in every case to structure and consummate a business combination in which 29.99% of the IPO shareholders will be able to convert and the business combination still go forward. Your disclosure appears to leave open the possibility that you may structure a transaction in which less than 29.99% would be able to convert. Please revise your registration statement as appropriate.

5.   We note that your initial business combination must be with a business where the aggregate consideration paid by you is at least equal to at least 80% of the balance in the trust account at the time of acquisition plus the proceeds of the co-investment. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company in consideration greater than 80% of the balance in the trust account plus the proceeds of the co-investment. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

6.   We note that each of the officers/directors of the company discloses a significant level of experience with and existing and ongoing involvement in private equity and investment companies. We also note that you have not excluded all entities that Steel Partners Group or your officers and directors are affiliated with as potential targets. In light of the ongoing nature of the involvement of the officers/directors with these firms, please provide the following disclosure: (i) for

each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied.

7. We note that the founding shareholder has agreed to indemnify the trust against claims of various vendors. State whether any potential claims would not be covered by the indemnification. Clarify whether the officers and directors of SP Acquisition would be obligated to bring a claim against the founding shareholder to enforce such indemnification. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

8. Please explain the purpose of the sale of 681,818 founder's units from SP Acq LLC to Steel Partners II, L.P.

9. Please provide the legal basis and analysis through which shares of the founder's securities may be transferred to third parties prior to the effectiveness of the registration statement.

10. The prospectus in general contains several instances of disclosure which are not required disclosure and in several instances constitute sales material. Such language should be avoided in the prospectus and should therefore be removed. Please revise.

Prospectus Summary, page 3

11. Please revise to explain the purpose of the co-investment units. Specifically address the timing of the sale of the co-investment units that will occur immediately prior to the consummation of a business combination. Specifically address when the transaction will occur in connection with the signing the business combination agreement and the proxy to approve the business combination agreement.

The Offering, page 6

12.   Please disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter's option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

13.   Please clarify whether there is any limit on the amount of expenses incident to the offering and identifying, investigating and consummating the business combination that may be reimbursed.

14.   Please revise to clarify whether the co-investment common stock will be voted in connection with the vote required to approve the initial business combination.

Transfer Restrictions, page 12

15.   We note on page 12 the designated list of "permitted transferees" who may acquire founder shares. Provide the legal basis and analysis by which such transfers can take place consistent with federal and state securities laws.

Limited payment to insiders, page 15

16.   You disclose that you will not pay any fee or other cash payment to your insiders. Please revise to clarify whether this statement is designed to encompass all forms of compensation – such as stock, options, etc.

Conversion Rights for Stockholders Voting to Reject Our Initial Business Combination, page 18

17.   Please provide clear disclosure throughout the registration statement regarding the steps stockholders must take to convert their shares and the timing required for conversion. Clarify whether you will require shareholders to tender their shares before the shareholders meeting held to consider an acquisition.

Steel Partners, L.L.C. and Mr. Lichtenstein and Our Other Directors and Executive Officers Have Entered Into Non-Compete Agreements With Us, page 22

18.   Please disclose in an appropriate place in the registration statement whether your directors and officers have been affiliated with any blank check companies.

Summary Financial Data, page 24

19.   It appears to us that the value of common stock which may be converted to cash reported under the "actual" column should be $ 0. Please revise or advise.

Risk Factors, page 26

20.   In the second risk factor on page 27, add disclosure contrasting the treatment of the warrants held by the public stockholders with that of the warrants held by the initial stockholders.

21.   Please revise the third risk factor on page 27 to identify the "certain states" in which offers and sales to retail investors may be made, and clarify the status and implications of offers and sales made in any other state.

Dilution, page 52

22.   We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Proposed Business, page 60

Steel Partners Group, page 62

23.   We note the discussion concerning Steel Partners Group and its affiliated entities on page 62. Please revise this discussion to disclose the relationships and affiliations and the relevance of each such entity to the issuer and the transaction in question. To the extent that there is no relevance, the discussion of the entity should be removed from the prospectus.

Steel Partners Group Senior Management, page 65

24.   Please disclose the terms of any agreement or the nature of the understanding between you and Steel Partners Group regarding the use of Steel Partners Group employees, including whether there will be any cost to you. Please indicate whether the Steel Partners Group employees will devote a specific amount of time to efforts on your behalf.

Effecting a Business Combination, page 67

Fair Market Value of Target Business or Businesses and Determination of Offering Amount, page 70

25.   It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business if the board independently determines that the target business meets the 80% requirement.

26.   On page 72, you state "if our board of directors has informed stockholders that it believes that a target business meets the 80% threshold criterion, the board will not be otherwise required to provide stockholders with valuations and analyses or quantify the value of any target." In a proxy statement seeking to obtain stockholder approval of an acquisition, a company will typically provide the analyses it board of directors used in determining the value of the acquisition. Please provide the basis for excluding this information.

Opportunity for Stockholder Approval of Business Combination, page 73

27.   On page 73, you state "[i]n connection with the stockholder vote required to approve our initial business combination, our founding stockholder and Steel Partners II, L.P. have agreed to vote the founder's shares in accordance with the majority of the shares of common stock voted by the public stockholders." Please expand upon this statement. Explain whether it means the existing stockholders will vote their shares in the same proportion as the vote by the public stockholders; or that the existing shareholders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public shareholder vote; or whether it means something else.

Management, page 85

28.   The biographies of management and key employees should be revised to be consistent with item 402 of regulation S-K.

29.   To the extent possible, please identify the directors under Director Independence and Board Committees.

Material U.S. Federal Income and Estate Tax Consequences, page 109

30.   Please tell us whether you received a tax opinion.

Underwriting, page 114

31.   We note the contingent nature of part of the underwriters' compensation. In light
        of Regulation M, please include disclosure in the registration statement regarding
        when the distribution ends. This disclosure may relate to when all of the shares
        have been sold, there are no more selling efforts, there is no more stabilization or
        the overallotment has been exercised. Note that disclosure merely stating that the
        distribution ends at the closing of the IPO is insufficient.

Financial Statements

General

32.   Please provide a currently dated consent in any amendment and consider the
        updating requirements of Rule 3-12 of Regulation S-X.

Notes to Financial Statements

General

33.   Please revise to disclose the impact that recently issued accounting standards will
        have on your financial statements when adopted in a future period in accordance
        with SAB Topic 11M.

Note C – Proposed Offering, F-9

34.   Please revise to disclose your commitment to pay fees of 7% of the gross offering
        proceeds without the over-allotment option to your underwriters at the closing of
        the offering as disclosed on page 46.

Part II

Item 16. Exhibits and Financial Statement Schedules

35.   We note that there a number of exhibits are to be filed by amendment. Please file
        these exhibits as soon as practicable to afford the staff sufficient time for review.

Exhibit 5.1

36.   Please file a copy of the executed legality opinion as an exhibit with your next
        amendment of the registration statement.

<u>Item 17. Undertakings</u>

37.   Please provide all of the undertakings required by Item 512 of Regulation S-K or
         advise.

* * * * *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Steven Wolosky, Esq.
         Fax (212) 451-2222